245 Park Avenue, 41st Floor

New York, NY 10167

February 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. Edward P. Bartz

Re:	Owl Rock Capital Corporation II
Pre-Effective Amendment No. 3 to Registration Statement on Form N-2
File No. 333-213716

Dear Mr. Bartz:

Acting as dealer manager of Owl Rock Capital Corporation II (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 to 1:00pm Eastern Time on February 3, 2017, or as soon thereafter as is practicable.

[Signature Page Follows]

Sincerely,

By:	OWL ROCK CAPITAL SECURITIES LLC

By:	/s/ Derek O’Leary
Name:	Derek O’Leary
Title:	President